SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January, 2003	Commission File Number: 001-31316

THE BANK OF NOVA SCOTIA
(Name of registrant)

44 King Street West, 9th Floor, Scotia Plaza, Toronto, Ontario, M5H 1H1

416-866-6810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2003	THE BANK OF NOVA SCOTIA

By: /s/ Eugene Rovas

Name: Eugene Rovas Title: Senior Vice-President, and Chief Accountant

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2002 Management’s Discussion and Analysis with Consolidated Financial Statements